AH 9-12-02

[redacted]

02053295

UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

UE 9-12-02

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SEC FILE NUMBER
8- ~~14549~~

8-29967

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL RECEIVED PROCESSING SEP 09 2002 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-01 (MM/DD/YY) AND ENDING 06-30-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UNITED SECURITY CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1428 BRICKELL AVE #105
(No. and Street)
MIAMI FL 33131

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENN L HALPRYN 305 371-4112
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FISKE & COMPANY CPA'S
(Name — *if individual, state last, first, middle name*)

6100 HOLLYWOOD BLVD
SUITE 209, HOLLYWOOD, FLORIDA 33024
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, GLENN L HALPRYN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNITED SECURITY CORPORATION, as of JUNE 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature: Marlene Cabrera]
Notary Public

NOTARY PUBLIC STATE OF FLORIDA
OFFICIAL NOTARY SEAL
MARLENE CABRERA
COMMISSION NUMBER
DD129222
MY COMMISSION EXPIRES
JULY 12,2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED SECURITY CORPORATION

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2002

UNITED SECURITY CORPORATION

CONTENTS

FISKE & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Stockholders and Directors
United Security Corporation
Miami, Florida

We have audited the accompanying statement of financial condition of United Security Corporation as of June 30, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan to perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Security Corporation at June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fiske & Company

Hollywood, Florida
August 26, 2002

UNITED SECURITY CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30,2002

Assets

Cash and cash equivalents	$ 26,309	
Receivable from broker	71	
Prepaid expenses	430	
Total assets		$ 26,810

Liabilities and Stockholders' Equity

Aggregate indebtedness:		
Accounts payable	$ 9,148	
		$ 9,148
Stockholders' equity:		
Common stock, $1.00 par value; 500 shares authorized; issued and outstanding	500	
Additional paid-in capital	126,198	
Accumulated deficit	(109,036)	
		17,662
Total liabilities and stockholders' equity		$ 26,810

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2002

Revenue:		
Interest	$ 921	
Other	4	
Total revenue		$ 925
Administrative and general expenses		9,799
Net loss		$ (8,874)

The accompanying notes are an integral part
of these financial statements.

UNITED SECURITY CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2002

	Common Stock	Additional paid-in capital	Accumulated deficit	Total
Balance, June 30, 2001	$ 500	$ 118,048	$ (100,162)	$ 18,386
Capital contributions		8,150		8,150
Net loss			(8,874)	(8,874)
Balance, June 30, 2002	$ 500	$ 126,198	$ (109,036)	$ 17,662

The accompaning notes are an integral part of these financial statements.

UNITED SECURITY CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

Cash flows from operating activities:	
Net loss	$ (8,874)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivable from broker	563
Increase in prepaid expenses	(22)
Decrease in due to broker	(279)
Net cash used in operating activities	(8,612)
Cash flows from financing activities:	
Capital contributions	8,150
Net cash provided by financing activities	8,150
Net decrease in cash and cash equivalents	(462)
Cash and cash equivalents, June 30, 2001	26,771
Cash and cash equivalents, June 30, 2002	$ 26,309

The accompanying notes are an integral part of these financial statements.

UNITED SECURITY CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At June 30, 2002, the Company's "Net Capital" was $17,232 and the "Required Net Capital", as defined, was $5,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was less than one to one.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - INCOME TAXES

The Company has a net deferred tax asset resulting from Federal and State net operating loss carryforwards. The deferred tax assets and the valuation allowance are as follows:

Federal deferred tax asset	$10,698
State deferred tax asset	3,844
Valuation allowance	(14,542)
	$ -0 -

The valuation allowance increased $1,842 in 2002.

The Company has net operating loss carryforwards of approximately $63,600 which are available to offset future taxable income. The carryforwards will expire as follows:

Year	Amount
2007	9,020
2008	8,730
2009	2,230
2012	11,880
2013	6,830
2014	11,910
2015	6,400
2016	4,800
2017	1,842
	$63,642

NOTE 3 - CLEARING ORGANIZATIONS

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

SUPPLEMENTARY INFORMATION

UNITED SECURITY CORPORATION
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
JUNE 30, 2002

CREDITS	
Shareholders' Equity	$17,662
DEBITS	
Prepaid Expenses	430
NET CAPITAL	17,232
MINIMUM NET CAPITAL REQUIREMENT	5,000
EXCESS NET CAPITAL	$12,232
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.53
SCHEDULE OF AGGREGATE INDEBTEDNESS	$ 9,148

RECONCILIATION OF COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c 3-1 TO COMPANY'S CORRESPONDING
UNAUDITED FORM X-17A-5, PART II FILING

No material differences exist between the net capital computation above and the computation included in the Company's corresponding unaudited Form X-17A-5, Part II filing.

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c 3-3

The Company is exempt under Section (k)(2)(ii) of the rule. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

SUBORDINATED LIABILITIES

There were no liabilities subordinated to the claims of general creditors at June 30, 2002, or at any time during the year then ended.

SIPC SUPPLEMENTAL REPORTS

The Company is not required to file a SIPC Supplemental Report pursuant to Rule 17A-5(e)(4) since its gross revenue is less than $500,000.

See the Accompanying Independent Auditors' Report

FISKE & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
United Security Corporation

In planning and performing our audit of the financial statements of United Security Corporation for the year ended June 30, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures followed by the Company, that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

(2) We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3, because the Company utilized the services of a clearing organization and therefore, held no securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's above-mentioned objectives.

Members of: American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants

6100 Hollywood Boulevard, Suite 209 • Hollywood, Florida 33024-7982
Broward: (954) 967-8600 • Dade: (305) 653-4200 • Facsimile: (954) 894-5604
Website: http://www.fiskeco.com • Email: fiske@fiskeco.com

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the *internal control structure would not necessarily disclose all matters in the internal* control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this under-standing and on our study, We believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, Securities and Exchange Commission and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Fiske & Company

Hollywood, Florida
August 26, 2002